VERA THERAPEUTICS, INC.

8000 Marina Boulevard, Suite 120

Brisbane, CA 94005

February 7, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549-3010

Attn:    Jeffrey Gabor

RE:	Vera Therapeutics, Inc.

Registration Statement on Form S-1 (File No. 333-262569)

Request for Acceleration of Effective Date

Dear Mr. Gabor:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vera Therapeutics, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) and declare the Registration Statement effective as of 4:30 p.m., Eastern time, on February 9, 2022, or as soon thereafter as possible, or at such other time as the Registrant or its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission. The Registrant hereby authorizes each of Jodie Bourdet and Alexa Ekman of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Jodie Bourdet of Cooley LLP, counsel to the Registrant, at (415) 693-2054, or in her absence, Alexa Ekman at (858) 550-6183.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

VERA THERAPEUTICS, INC.

By:	/s/ Marshall Fordyce, M.D.
Name:	Marshall Fordyce, M.D.
Title:	Chief Executive Officer

cc:	Jodie Bourdet, Cooley LLP

Alexa Ekman, Cooley LLP

[COMPANY SIGNATURE PAGE TO ACCELERATION REQUEST]